UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Sandy Horst

122 S. Phillips Avenue, Suite 300

Sioux Falls, SD 57104

(605)331-0091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brew Buddies, L.L.C. 13-4210012

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA (South Dakota)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,951,503 shares*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,951,503 shares*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,951,503 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person (See Instructions) OO

*Represents 1,297,467 shares pursuant to possible conversion of 20,500 Series A Convertible Preferred Stock, 648,733 shares purchasable pursuant to the exercise of Common Stock Warrants, and 5,303 shares of Common Stock.

Brew Buddies, L.L.C. (the “Reporting Person) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on November 1, 2002, as amended on August 9, 2004, with respect to its beneficial ownership of shares of Common Stock, par value $0.01 per share (“Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Items 5, 6 and 7 of the Schedule 13D are hereby amended and restated.

Item 5.	Interest in Securities of the Issuer

(a)                 Brew Buddies, L.L.C. beneficially owns 28.5% of the Common Stock of the Issuer, or 1,951,503 shares, which consists of i) 1,297,467 shares purchasable pursuant to conversion of 20,500 Series A Convertible Preferred Shares; ii) 648,733 shares purchasable pursuant to the exercise of Common Stock Warrants; and iii) 5,303 shares of Common Stock.

(b)                Brew Buddies, L.L.C. has the sole power to vote and dispose of its shares.  Brew Buddies’ power to vote is vested in its Managing Member, Brew Masters, L.L.C., 122 S. Phillips Avenue, Suite 300, Sioux Falls, SD 57104, a company engaged in the business of management.

(c)                 As a result of Common Stock dividends made by the Issuer the Reporting Person was issued 25,948 shares of Common Stock on 06/30/03; 25,948 shares of Common Stock on 09/30/03; 25,948 shares of Common Stock on 12/31/03; and 25,948 shares of Common Stock on 03/31/04.  On 08/06/04, the Reporting Person distributed 98,489 shares of Common Stock to its members in a pro rata distribution, with Reporting Person retaining 5,303 shares of Common Stock.

(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends form or the proceeds from the sale of the shares reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Common Stock is beneficially owned as a result of Issuer’s private placement offering, whereby Brew Buddies executed a Subscription Agreement for the purchase of Series A Convertible Preferred Stock and Common Stock Warrants, a copy of which was previously filed as Exhibit A hereto.

Donald A. Dunham, Jr., a member of Brew Masters, L.L.C, the Managing Member of Brew Buddies, L.L.C. and the Issuer have entered into a development contract which provides that Mr. Dunham, through The Dunham Company, will be responsible to locate and secure real estate locations, develop and construct the restaurant buildings, and lease the facility to the Issuer.

Bluestem Capital Company, L.L.C., a member of Brew Masters, L.L.C., the Managing Member of Brew Buddies, L.L.C. has as its members Steve Kirby and Paul Schock.  Paul Schock and Steve Kirby are also officers of the General Partner of Bluestem Capital Partners III Limited Partnership, an SBIC which has also purchased Series A Convertible Preferred Stock and Common Stock Warrants pursuant to Issuer’s private placement offering.

Brew Buddies is party to a voting agreement with Brewing Ventures, LLC, a Minnesota limited liability company (“Brewing Ventures”), with regard to the 1,662,500 shares of common stock of the Issuer owned by Brewing Ventures, a copy of which was previously filed as Exhibit C hereto.  Such voting agreement provides for the voting of Brewing Ventures’ shares in connection with Brew Buddies’ director nominee.

On September 17, 2004, Brew Buddies, Brewing Ventures and New Brighton Ventures, Inc. entered into a voting agreement with SF Capital Partners Ltd pursuant to which such shareholders agreed to vote their securities in favor of the securities issuance under the securities purchase agreement between the Issuer and the investors named as signatories thereto, dated September 17, 2004.  The foregoing description is qualified in its entirety by reference to the voting agreement which appears as Exhibit D hereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Subscription Agreement between Granite City Food & Brewery Ltd. And Brew Buddies, L.L.C. dated September 30, 2002.*
Exhibit B: Authorization Resolution of Brew Buddies, L.L.C.*
Exhibit C: Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002.*
Exhibit D: Voting Agreement by and between SF Capital Partners, Ltd., Brewing Ventures LLC, Brew Buddies, L.L.C. and New Brighton Ventures, Inc. dated September 17, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brew Buddies, L.L.C.
By:	Brew Masters, L.L.C.
Its Managing Member

/s/ Sandy Horst
By: Sandy Horst
Its: Secretary

Dated:	September 21, 2004

Exhibits to Form 13 D

Exhibit A:	Subscription Agreement between Granite City Food & Brewery Ltd. And Brew Buddies, L.L.C. dated September 30, 2002*.
Exhibit B:	Authorization Resolution of Brew Buddies, L.L.C*.
Exhibit C:	Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002*.
Exhibit D:	Voting Agreement by and between SF Capital Partners, Ltd., Brewing Ventures LLC, Brew Buddies, L.L.C. and New Brighton Ventures, Inc. dated September 17, 2004.

* Previously filed.